FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

Table of Contents

1.	Concordia Bus Nordic Holding AB Fourth Quarter December 1, 2004 – February 28, 2005 and Full Year March 1, 2004 – February 28, 2005

2.	Concordia Bus Nordic Holding AB First Quarter March 1, 2005 – May 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date	August 23, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer

1.	Concordia Bus Nordic Holding AB Fourth Quarter December 1, 2004 – February 28, 2005 and Full Year March 1, 2004 – February 28, 2005

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

FOURTH QUARTER DECEMBER 1, 2004 – FEBRUARY 28, 2005

AND

FULL YEAR MARCH 1, 2004 – FEBRUARY 28, 2005

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated Financial Statements – Concordia Bus Nordic Holding AB (publ)

Unaudited Consolidated Interim Statements of Operations for the three months ended February 28, 2005 and February 29, 2004

Unaudited Consolidated Interim Statements of Operations for the years ended February 28, 2005 and February 29, 2004

Unaudited Interim Consolidated Balance Sheets as of February 28, 2005 and February 29, 2004

Unaudited Consolidated Interim Cash Flow Statements for the years ended February 28, 2005 and February 29, 2004

Notes to Unaudited Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)

FOURTH QUARTER AND YEAR PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period and year ended February 28, 2005. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB. Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are the same as that of Concordia Bus Nordic Holding AB. Since this was a reorganization of entities under common control, the consolidated financial statements contained in this report are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 11. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005).

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “Notes to Unaudited Consolidated Interim Financial Statements”.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 28, 2005 compared to the fourth quarter ended February 29, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	1,214	100.0%	1,203	100.0%
Operating loss	(234)	(19.3)%	(118)	(9.8)%
Net loss	(286)	(23.6)%	(157)	(13.1)%

Full year ended February 28, 2005 compared to the full year ended February 29, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	4,812	100.0%	4,761	100.0%
Operating loss	(256)	(5.3)%	(108)	(2.3)%
Net loss	(396)	(8.2)%	(171)	(3.6)%

Fourth quarter ended February 28, 2005 compared to the fourth quarter ended February 29, 2004

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased by SEK 11 million, or 1%, from SEK 1,203 million for the quarter ended February 29, 2004 to SEK 1,214 million for the quarter ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 1 million, or 0%, from SEK 1,091 million for the three months ended February 29, 2004 to SEK 1,092 million for the three months ended February 28, 2005. Our revenues increased only very slightly because the net positive impact of SEK 45 million from increased volume and price changes on existing contracts and new contracts of SEK 91 million was offset by the loss of contracts worth SEK 135 million.

Revenues from express bus services remained constant at SEK 81 million for the three months ended February 29, 2004 and for the three months ended February 28, 2005. During the quarter there was a decrease in passenger traffic which was offset by a price increase of 3%.

Revenues from coach hire services increased by SEK 2 million or 10% from SEK 21 million for the three months ended February 29, 2004 to SEK 23 million for the three months ended February 28, 2005. The increase is due to the acquired company FO-resor of SEK 3.2 million. The remaning decrease is due to a weaker market for coach hire.

Other revenues amounted to SEK 18 million for the quarter ended February 28, 2005 and SEK 10 million for the three months ended February 29, 2004. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Gain on sale of fixed assets remained constant at SEK 1 million for the three months ended February 28, 2005 and for the three months ended February 29, 2004. We realised SEK 16 million in cash on the sale of 138 buses during the quarter.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs for bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 90 million, or 7%, from SEK 1,240 million for the three months ended February 29, 2004 to SEK 1,330 million for the three months ended February 28, 2005. This increase was due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by SEK 18 million or 7%, to SEK 266 million for the three months ended February 28, 2005 from SEK 248 million for the three months ended February 29, 2004. This increase was primarily due to increased fuel costs of SEK 11 million. Our average fuel price for the three months in Sweden was SEK 6.62 per liter compared to 5.57 per liter in Sweden for the same period last year. The remaining increase was due to increased costs for tires of SEK 5 million and increased costs for maintenance of SEK 2 million.

Personnel costs decreased by SEK 14 million or 2%, to SEK 665 million, for the three months ended February 28, 2005 from SEK 679 million for the three months ended February 29, 2004. This mainly resulted from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 24 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of 3.1% or SEK 14 million. Decreased pension premiums due to a new pension agreement resulted in lower pension costs of SEK 11 million. Added to this, the proposed restructuring of Concordia Bus has resulted in a provision for personnel costs of SEK 7 million.

In addition other external costs increased by SEK 75 million, to SEK 287 million for the three months ended February 28, 2005 from SEK 212 million for the three months ended February 29, 2004. This was mainly due to costs related to the proposed restructuring of Concordia Bus which accounted for other external costs of SEK 120 million. The costs connected to the proposed restructuring of Concordia Bus contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 14 million. This was offset by utilization of provisions for loss making contracts which was lower by SEK 50 million for the quarter ended February 28, 2005. The remaining increase is mainly due to increased damage costs by SEK 5 million.

Operating lease charges increased by SEK 11 million to SEK 112 million for the three months ended February 28, 2005 from SEK 101 million for the three months ended February 29, 2004. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Depreciation, amortization and write-downs

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs increased by SEK 37 million from SEK 82 million for the three months ended February 29, 2004, to SEK 119 million for three months ended February 28, 2005, principally as a result of a non-recurring write-down of old buses of SEK 42 million. Total goodwill amortization was SEK 3 million for both periods

Operating loss

Operating loss increased by SEK 116 million from SEK 118 million for the three months ended February 29, 2004 to a SEK 234 million loss for the three months ended February 28, 2005.

Operating loss from bus operations for public transportation authorities increased by SEK 48 million from an operating loss of SEK 113 million for the three months ended February 29, 2004, to an operating loss of SEK 161 million for the three months ended February 28, 2005, mainly due to higher fuel costs, increased operating lease charges and costs in connection with the proposed restructuring of Concordia Bus.

Operating profit from express bus services decreased to SEK 2 million for the three months ended February 28, 2005 from SEK 4 million for the three months ended February 29, 2004.

Operating loss from coach hire services was SEK 4 million for the three months ended February 28, 2005, compared to an operating loss of SEK 2 million for the three months ended February 29, 2004.

Operating loss relating to head office items and others increased by SEK 64 million from SEK 4 million for the three months ended February 29, 2004, to SEK 68 million for the three months ended February 28, 2005, mainly due to costs in connection with the proposed restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 29 million to SEK 54 million for the three months ended February 28, 2005 from SEK 83 million for the three months ended February 29, 2004. This result can be primarily attributed to a write-off of deferred financing costs by SEK 23 million and exit costs for EUR-hedges by SEK 14 million related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125% in January 2004. This was offset by higher foreign exchange loss of SEK 8 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended February 28, 2005 was 1%. This effective tax rate resulted from amortization of goodwill of 1%, and valuation allowances of net operating losses of 26%.

Trend Information

During the quarter ended February 28, 2005, results for 427 buses that Concordia had submitted bids for were announced. We had operated 119 of these 427 buses but in the bids during the last quarter we retained the contract for only 1 bus out of the 119 and won 6 from our competitors.

Full year ended February 28, 2005 compared to the full year ended February 29, 2004

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2004 – February 28, 2005 as compared with year March 1, 2003 – February 29, 2004.

Revenues

Revenues increased SEK 51 million or 1% from SEK 4,761 million for the year ended February 29, 2004 to SEK 4,812 million for the year ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 30 million, or 1%, from SEK 4,242 million for the year ended February 29, 2004 to SEK 4,272 million for the year ended February 28, 2005.

The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 411 million which was offset by the impact from lost contracts of SEK 410 million and a strike in Finland in November that caused a loss of revenues of SEK 13 million. In the fiscal year 2004 we had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004. Our revenue from existing contracts also increased by SEK 70 million due to increased volume and higher prices.

Revenues from express bus services increased by SEK 10 million, or 3%, from SEK 327 million for the year ended February 29, 2004 to SEK 337 million for the year ended February 28, 2005. This increase is largely due to a higher yield from passenger tickets of SEK 5 million, an increase in passenger traffic of SEK 2 million and an increase in prices of SEK 3 million.

Revenues from coach hire services increased by SEK 7 million, or 6%, from SEK 110 million for the year ended February 29, 2004 to SEK 117 million for the year ended February 28, 2005. The revenue increase is mainly due to the acquisition of the companies FO-resor and Marstrand Hermansby Buss of total 9 million.

Other revenue increased by SEK 4 million from SEK 82 million for the year ended February 29, 2004, to SEK 86 million for the year ended February 28, 2005. Other revenue largely consist of sales of diesel fuel, and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Gain on sale of fixed assets is comprised of sales of buses and other assets. Gain on sale of fixed assets was SEK 4 million for the year ended February 28, 2005 compared to SEK 6 million for the year ended February 29, 2004.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs for bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 178 million, or 4%, from SEK 4,544 for the year ended February 29, 2004 to SEK 4,722 million for the year ended February 28, 2005. This increase was due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 60 million or 6% to SEK 989 million for the year ended February 28, 2005 from SEK 929 million for the year ended February 29, 2004. The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 50 million, offset by reduced volume causing a reduced cost of SEK 17 million. The increase was also due to higher maintenance costs of total SEK 22 million and due to a SEK 5 million increase in costs for washing and cleaning.

Personnel costs decreased by SEK 5 million or 0.2% to SEK 2,606 million for the year ended February 28, 2005 compared to SEK 2,611 million for the year ended February 29, 2004. The decrease mainly resulted from a reduction of drivers due to lost contracts and productivity improvements of SEK 108 million and a reduction of pension costs due to lower pension premiums of SEK 22 million. This was offset by an effective increase in salary of SEK 83 million and social charges of SEK 35 million. Added to this, the proposed restructuring of Concordia Bus resulted in a provision for personnel costs of SEK 7 million.

Operating lease charges increased by SEK 40 million, or 10%, from SEK 388 million for the year ended February 29, 2004 to SEK 428 for the year ended February 28, 2005. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Other external costs increased by SEK 83 million to SEK 699 million for the year ended February 28, 2005 from SEK 616 million for the year ended February 29, 2004. This was mainly due to costs related to the proposed restructuring of Concordia Bus which accounted for other external costs of SEK 120 million. The costs connected to the proposed restructuring of Concordia Bus contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 14 million. We also had increased damage and other operational costs of SEK 18 million. This was offset by utilization of provisions for loss making contracts which was lower by SEK 59 million for the year ended February 28, 2005.

Depreciation, amortization and write-downs

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 19 million, or 6%, from SEK 331 million for the year ended February 29, 2004 to SEK 350 million for the year ended February 28, 2005 principally as a result of the write-down of buses of SEK 42 million, offset by a shift from owned buses to a larger number of leased buses. Total goodwill amortization remained constant at SEK 13 million for the year ended February 28, 2005 and for the year ended February 29, 2004.

Operating profit/loss

Operating loss was SEK 256 million for the year ended February 28, 2005, compared to SEK 108 million for the year ended February 29, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 174 million for the year ended February 28, 2005, compared to an operating loss of SEK 79 million for the year ended February 29, 2004, mainly due to higher fuel costs, increased operating lease charges and costs in connection with the proposed restructuring of Concordia Bus.

Operating profit from express bus services decreased by SEK 5 million to SEK 29 million for the year ended February 28, 2005 compared to SEK 34 million for the year ended February 29, 2004.

Operating profit from coach hire services was SEK 4 million for the year ended February 28, 2005, compared to an operating profit of SEK 3 million for the year ended February 29, 2004.

Operating loss generated by head office costs and others items increased from SEK 53 million for the year ended February 29, 2004, to SEK 102 million for the year ended February 28, 2005, mainly due to costs in connection with the proposed restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses decreased by SEK 5 million from a financial expense of SEK 146 million for the year ended February 29, 2004 to SEK 141 million for the year ended February 28, 2005.

This result can be primarily attributed to a write-off of deferred financing costs by SEK 21 million in January 2004, a positive effect of SEK 25 million, resulting from the movement from a foreign exchange loss of SEK 7 million for the year ended February 29, 2004 to a foreign exchange gain of SEK 18 million for the year ended February 28, 2005, as well as decreased interest income of SEK 2. This was offset by higher interest payments and other financial charges of SEK 39 million due to increased loans and higher interest rates.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended February 28, 2005 was 0%. This effective tax rate resulted from amortization of goodwill of 3% and valuation allowance of net operating losses of 25%.

Trend Information

During the year ended February 28, 2005, we submitted tenders for 1,027 out of the 1,442 buses that were open for competitive tenders, which included contracts for routes where we already operated 421 buses. We have retained 78 buses out of the 421 buses we operated and won 143 from our competitors.

We anticipate tenders for approximately 2,043 buses during the financial year ending February 28, 2006. Of those 2,043 buses, we already operate 369 buses in Sweden, 60 in Norway and 68 in Finland.

We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year. Pricing development in Norway is still irrational with some contracts being tendered at uneconomical prices.

Liquidity and Capital Resources

Nordic believes that its cash flows from operations will not be sufficient for its own debt service requirements and those of its indirect parent Concordia Bus AB as they become due over the next several years. Concordia Bus AB failed to make its most recent interest payment due on its €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “Parent Notes”).

On July 22, 2005, Concordia Bus AB and Concordia Bus Nordic AB (publ) announced that they, an ad hoc committee representing at least 75% of the holders of the Parent Notes, an informal group of holders of a majority of Concordia Bus

Nordic AB (publ)’s 9.125% Senior Secured Notes and the Company’s principal ultimate shareholders entered into a restructuring agreement (the “Restructuring Agreement”) detailing the restructuring (the “Restructuring”) of Concordia Bus AB. Under the proposed Restructuring, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden. Those proceedings are expected to result in the face amount of all the Parent Notes being reduced from 100% to 25% and holders of Parent Notes who consent to the Restructuring will then be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed Restructuring (subject to the terms of a management incentive plan).

In connection with the proposed Restructuring, the Company has borrowed €25,000,000 (the “Bridge Facility”) which will (a) provide liquidity to the Concordia group, (b) cover some of the costs of the proposed Restructuring and (c) repay an outstanding loan to Concordia Bus Nordic AB (publ) of approximately €4,800,000. In turn, Concordia Bus Nordic AB (publ) will transfer its subordinated shareholder loan from Concordia Bus AB to the Company so that payments made under that loan will now be made to the Company, which the Company may use to service its obligations on the Bridge Facility.

If and when the proposed Restructuring is consummated, and the reduced debt securities of consenting holders of Parent Notes are exchanged for ordinary shares in Concordia Bus AB, Concordia Bus AB will borrow €45,000,000, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Concordia Bus AB’s expenses and the remainder will be indirectly contributed to Concordia Bus Nordic AB (publ) as equity.

Absent a restructuring, Nordic may not be able to continue as a going concern.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of its indirect parent Concordia Bus AB, fund its working capital requirements and expand its business. In order for Concordia Bus AB to meet its interest payment obligations under the Parent Notes Nordic must distribute €17.6 million per annum to Concordia Bus AB. As noted above, Concordia Bus AB failed to make its most recent interest payment (due February 15, 2005) on the Parent Notes. As of February 28, 2005 Nordic’s net debt obligations to Concordia Bus AB amounted to SEK 292 million. Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Notes. As of February 28, 2005 Nordic had total net indebtedness to third parties of SEK 1,021 million after deducting its cash balance of SEK 175 million. Nordic’s interest expense for the three months ended February 28, 2005 was SEK 29 million.

Absent a restructuring, Nordic does not expect to be able to (i) service its own obligations under the Notes, (ii) distribute sufficient funds to Concordia Bus AB to enable it to service its obligations under the Parent Notes and (iii) meet its working capital needs.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries. It conducts no business or operations except through direct and indirect subsidiaries. The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose. Even if a restructuring is achieved, Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Notes due 2009, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Nordic’s change in working capital was negative SEK 19 million for the year ended February 28, 2005 compared to negative SEK 105 million for the year ended February 29, 2004.

Nordic has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section “Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate that approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

Net cash flow used in operating activities was negative SEK 98 million for the for the year ended February 28, 2005, compared to positive cash flow from operating activities of SEK 24 million for the year ended February 29, 2004. The difference was mainly due to higher fuel prices in operations of SEK 33 million, payment of SEK 15 million in fees for the proposed restructuring of Concordia Bus in the last quarter and payment of fees of SEK 12 million in connection with the refinancing of Concordia Bus Nordic in March, 2004. We also had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004.

Cash flow used in investing activities was SEK 63 million for the for the year ended February 28, 2005. Investments in tangible fixed assets were SEK 112 million for the for the year ended February 28, 2005, compared to SEK 32 million for the for the year ended February 29, 2004. Of the total capital expenditure, SEK 29 million relates to the purchase of used buses for a new tender in Hedmark, which started in April 2004, SEK 23 million relates to the purchase of used buses for the Skaraborg region, and SEK 13 million for buses we have purchased and sold during the year. SEK 11 million was attributable to the purchase of buses within FO Resor, which was acquired for our coach hire services. The remaining capital expenditure was for purchase of equipment in Sweden and Norway.

During the period we have sold buses worth of SEK 44 million, of which SEK 13 million were purchased and sold during the same year. We have also sold apartments in Finland worth of SEK 10 million.

Nordic has entered into operating lease agreements to finance a portion of its bus fleet. As of February 28, 2005, 1,470 of its 3,730 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of Nordic’s outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby Nordic retains an option to return the buses to the manufacturer without cost to itself. The number of buses that can be returned under these agreements is subject to limitation.

The leasing fee for a new lease contract is established at its inception based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always based on the fair value at the date of the extension and are therefore lower than the payments during the initial term. If Nordic succeeds in renewing or extending a local public transportation authority contract, the leasing contract can be renewed based on the fair value at the date of the extension. This is likely to result in lease payments that are substantially lower than the payments during the initial term.

In a situation where Nordic is not able to pay outstanding lease fees, the lessor has the right to retain the buses at Nordic’s expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred. Further, in the event of an acceleration under the Notes following an event of default, all or part of the leasing contracts covering a significant portion of Nordic’s leases may be terminated at the option of the lessor. This would have a material adverse effect on Nordic’s business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at February 28, 2005 of SEK 1,935 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.3 million per annum. Senior secured notes outstanding at February 28, 2005 with a carrying value of SEK 1,176 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.7 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no diesel derivatives in place, however, Concordia Bus has hedged 55% of its diesel consumption through index compensation in the agreements with the CPTA’s. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 9 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended February 28, 2005 or the three months ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FOURTH QUARTER

(in millions of SEK except loss per share)	Note	December 1, 2004 – February 28, 2005	December 1, 2003 – February 29, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	1,214	1,203

Fuel, tires and other consumables		(266)	(248)
Personnel costs		(665)	(679)
Operating lease charges	4	(112)	(101)
Other external costs		(287)	(212)
Gain on sale of fixed assets		1	1
Depreciation, amortization and write-downs		(119)	(82)
Operating Loss	1	(234)	(118)

Interest income		1	1
Interest expense and similar items	2	(55)	(84)
Financial income and expenses		(54)	(83)
Loss after financial items		(288)	(201)

Taxes		2	44

Net loss for the period		(286)	(157)

Loss per share (in thousands of SEK)		(953)	(523)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR

(in millions of SEK except loss per share)	Note	March 1, 2004 – February 28, 2005	March 1, 2003 – February 29, 2004
		(Unaudited)

Net revenue	1	4,812	4,761

Fuel, tires and other consumables		(989)	(929)
Personnel costs		(2,606)	(2,611)
Operating lease charges	4	(428)	(388)
Other external costs		(699)	(616)
Gain on sale of fixed assets		4	6
Depreciation, amortization and write-downs		(350)	(331)
Operating Loss	1	(256)	(108)

Interest income		3	5
Interest expense and similar items	2	(144)	(151)
Financial income and expenses		(141)	(146)
Loss after financial items		(397)	(254)

Taxes		1	83

Net loss for the period		(396)	(171)

Loss per share (in thousands of SEK)		(1,320)	(572)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	February 28, 2005	February 29, 2004
(In millions of SEK)		(Unaudited)

Fixed assets
Goodwill		209	213
Total intangible fixed assets		209	213

Buildings and land		2	2
Equipment, tools, fixtures and fittings		27	34
Vehicles		1,228	1,491
Total tangible fixed assets		1,257	1,527

Capitalized borrowing costs		43	48
Other long-term receivables		6	10
Receivables due from group companies		—	29
Total financial fixed assets		48	87

Total fixed assets		1,514	1,827

Current assets

Inventories		33	30

Accounts receivable		345	310
Other current receivables		76	100
Accrued income and prepaid expenses		143	238
Total receivables		564	648

Cash and bank balances	3,8	175	346

Total current assets		772	1,024

TOTAL ASSETS		2,286	2,851

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	February 28, 2005	February 29, 2004
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	242
Total restricted equity		132	242

Non-restricted equity
Retained earnings		120	164
Net loss		(396)	(171)

Total non-restricted equity		(276)	(7)

Total shareholder’s equity	7	(144)	235

Liabilities

Provisions:
Provisions for pensions and similar commitments		51	60
Other provisions		60	86
Total provisions		111	146

Non current liabilities
Finance lease obligations	3	12	16
Notes payable	3	1,176	1,198
Long-term debt to affiliated companies		—	2

Total non current liabilities		1,188	1,216

Current liabilities
Short-term portion of finance lease obligations	3	8	7
Accounts payable		216	292
Short-term portion of long-term debt to affiliated companies		292	366
Other current liabilities		157	151
Accrued expenses and deferred income		458	438

Total current liabilities		1,131	1,254

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,286	2,851

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	February 28, 2005	February 29, 2004
		(Unaudited)

Pledged assets		1,613	2,238
Contingent liabilities		—	22
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,613	2,260

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

		Group	Group
	Note	March 1, 2004 – February 28, 2005	March 1, 2003 – February 29, 2004
		(Unaudited)
Cash flow from operating activities
Loss after financial items		(397)	(254)
- Reversal of depreciation and amortization		350	331
- Reversal of capital (gains) losses		(4)	(6)
- Reversal of change of provisions		(28)	31
- Reversal of capitalized cost write-offs		10	31
Change in interest receivables		11	(10)
Change in interest liabilities		(6)	(12)
Paid / received taxes		(1)	1
Unrealised exchange loss/(gain)		(14)	17
		(79)	129

Change in working capital
Increase (-)/decrease (+) in stock		(2)	5
Increase (-)/decrease (+) in current receivables		118	(100)
Increase (+)/decrease (-) in current liabilities		(135)	(10)

Net cash flow provided by (used in) operating activities		(98)	24

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(112)	(32)
Sale of land, buildings, machinery and equipment		44	21
Sale of financial fixed assets		5	—
Net cash flow used in investing activities		(63)	(11)

Cash flow from financing activities
Proceeds from borrowings		3	1,191
Payments of long-term borrowings		—	(984)
Payment of financial lease obligation		(6)	(6)
Costs incurred in connection with debt refinancing		(5)	(49)
Net cash flow provided by (used in) financing activities		(8)	152

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(169)	165

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		346	180

Translation difference		(2)	1

CASH AND BANK BALANCES AT END OF PERIOD		175	346

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary Concordia Bus Nordic Holding AB (Reg. No. 556028-1122, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its indirect subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major parts of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmo and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the year ended February 28, 2005 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 - Employee benefits. In accordance with Swedish GAAP, the adoption of RR29 should be accounted for as a change in accounting principles meaning that the cumulative impact of adopting this new recommendation relating to periods prior to March 1, 2003 are adjusted at the date of the opening balance sheet. The impact of the change is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy	Restated amounts
			(tax effect)

Pension provision as of March 1, 2004	60	(7)	—	53
Deferred tax liability as of March 1, 2004	—	—	2	2
Shareholder’s equity as of March 1, 2004	235	7	(2)	240

Going concern

Absent a restructuring, Nordic may not be able to continue as a going concern. See “Liquidity and Capital Resources” on page 8 for further details on the proposed restructuring.

These financial statements have been prepared under the assumption that the proposed restructuring will be consummated and, consequently, they have been prepared assuming that Nordic will continue as a going concern.

Nordic has approximately SEK 1,188 million of long-term debt due to third parties, including long-term finance lease obligations. Nordic’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore the ability of Concordia Bus AB to service its existing debt, or the debt it may acquire in connection with the proposed restructuring, is dependent on the ability to transfer profit from Nordic through its direct parent Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits Nordic’s possibilities to receive dividends from subsidiaries.

The group profit and loss statement for February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Nordic’s costs.

CONCORDIA BUS NORDIC HOLDING AB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

Revenue	December 1, 2004 – February 28, 2005	December 1, 2003 – February 29, 2004	March 1, 2004 – February 28, 2005	March 1, 2003 – February 29, 2004
CPTA – Sweden	878	884	3,407	3,486
CPTA – Norway	106	104	450	365
CPTA – Finland	108	103	415	391
Total CPTA	1,092	1,091	4,272	4,242
Express	81	81	337	327
Interbus	23	21	117	110
Total bus operations	1,196	1,193	4,726	4,679
Other revenue and group elimination	18	10	86	82
Total revenue	1,214	1,203	4,812	4,761

Operating profit and loss excluding overhead charges:

Operating profit (loss)	December 1, 2004 – February 28, 2005	December 1, 2004 – February 29, 2004	March 1, 2004 – February 28, 2005	March 1, 2003 – February 29, 2004
CPTA – Sweden	(150)	(104)	(162)	(57)
CPTA – Norway	(2)	1	6	2
CPTA – Finland	(9)	(10)	(18)	(24)
Total CPTA	(161)	(113)	(174)	(79)
Express	2	4	29	34
Interbus	(4)	(2)	4	3
Total Express and Interbus	(2)	2	33	37
Total bus operations	(163)	(111)	(141)	(42)
Goodwill amortization	(3)	(3)	(13)	(13)
Head office items and others	(68)	(4)	(102)	(53)
Total operating profit	(234)	(118)	(256)	(108)

Note 2. Interest expense and similar items

MSEK	December 1, 2004 – February 28, 2005	December 1, 2003– February 29, 2004	March 1, 2004 – February 28, 2005	March 1, 2003 – February 29, 2004
Interest cost payable	(29)	(49)	(140)	(105)
Amortization of deferred financing costs	(2)	(25)	(10)	(31)
Other financial charges	(8)	(2)	(12)	(8)
Foreign exchange gains/(losses)	(16)	(8)	18	(7)
Total	(55)	(84)	(144)	(151)

Note 3. Liabilities to credit institutions and net indebtedness

MSEK	February 28, 2005	February 29, 2004
Euro 130 million - Senior Secured Notes 9,125%	1,176	1,198
Liabilities to credit institutions	1,176	1,198
Long term portion of finance lease obligations	12	16
Short term portion of finance lease obligations	8	7
Total debt	1,196	1,221

Less Cash and bank balance	(175)	(346)
Net indebtedness	1,021	875

Total debt	1,196	1,221
Short term portion of finance lease obligations	(8)	(7)
Total long term debt	1,188	1,214

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	February 28, 2005	February 29, 2004
Net present value of future lease payments
- Vehicles	829	905
- Real estate and other	46	52
Total	875	957

Note 5. Fair value of financial instruments

Fuel hedge contracts

The Nordic Bus Group is exposed to commodity price risk through its fuel usage. Nordic receives compensation for a  portion of changes in diesel prices through revenue indexes in the contracts with the CPTA’s. It is estimated that this index  compensation reduces 55% of the exposure to diesel price changes. Management actively tries to minimize the negative  effects of fluctuations in the market price. However during the quarter ended February 28, 2005, none of Concordia’s fuel usage was hedged through diesel swaps.

Interest/currency hedges

Nordic’s lease obligations are on a floating rate. Management has made a decision to actively try to minimize the risk of  interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies.  Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related  to foreign currencies and has therefore entered into currency collar arrangements. As of February 28, 2005, 50% of the  interest payments on the senior notes of €160 million were hedged for the coming 18 months. The coming interest payments  for the €130 million on the senior secured notes are not hedged.

Note 6. Pledged assets and contingent liabilities

MSEK	February 28, 2005	February 29, 2004
Pledged shares in subsidiaries	382	709
Floating charge certificates	132	119
Pledged assets	1,099	1,410
Guarantees and other contingent liabilities	—	22
Total	1,613	2,260

As a result of the refinancing of Concordia Bus Nordic AB in January 2004, the security package was renegotiated. The following securities exist as of February 28, 2005:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,000,978,522;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 97,823,421;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500,000;

Gävle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 800,000.

Note 7. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Closing balance February 29, 2004, before change in accounting principles	242	(7)	235
Effect of change in accounting principles	—	7	7
Effect of change in accounting principles, tax effect	—	(2)	(2)
Opening balance March 1, 2004, after change in accounting principles	242	(2)	240
Net loss for the period	—	(396)	(396)
Transfer from restricted to unrestricted reserves	(112)	112	—
Change in cumulative translation adjustment	2	10	12
Ending balance February 28, 2005	132	(276)	(144)

Note 8. Cash and cash equivalents

MSEK	February 28, 2005	February 29, 2004
Cash and bank balances	124	292
Restricted cash*	51	54
Total	175	346

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

2.	Concordia Bus Nordic Holding AB First Quarter March 1, 2005 – May 31, 2005

CONCORDIA BUS NORDIC HOLDING AB

STOCKHOLM, SWEDEN

FIRST QUARTER MARCH 1, 2005 – MAY 31, 2005

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

1

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus Nordic Holding AB (publ) (1)

Unaudited consolidated interim statements of operations for the three months ended May 31, 2005 and May 31, 2004

Unaudited interim consolidated balance sheets as of May 31, 2005 and February 28, 2005

Unaudited consolidated interim cash flow statements for the year ended May 31, 2005 and May 31, 2004

Notes to unaudited consolidated interim financial statements

(1)          Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended May 31, 2005. The Company is a wholly owned subsidiary Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. Previously, Concordia Bus Nordic Holding AB was named Interbus Finans AB and was a wholly owned subsidiary of Concordia Bus Nordic AB (publ), which was wholly owned by Concordia Bus AB. In January 2004, a reorganization was performed whereby Concordia Bus Nordic AB (publ) transferred to Concordia Bus AB its 100% share ownership of Interbus Finans AB. Concordia Bus AB then transferred its shares in Concordia Bus Nordic AB (publ) to Interbus Finans AB. Interbus Finans AB was then renamed Concordia Bus Nordic Holding AB. Such reorganization had the effect of creating a new holding company for Concordia Bus Nordic AB (publ) from one of its dormant subsidiaries. Concordia Bus Nordic Holding AB is a non-operating holding company that has no assets other than its shares in Concordia Bus Nordic AB (publ). Subsequent to the reorganization, the consolidated financial position, results of operations and cash flows of Concordia Bus Nordic AB (publ) are the same as that of Concordia Bus Nordic Holding AB. Since this was a reorganization of entities under common control, the consolidated financial statements contained in this report are presented as if Concordia Bus Nordic Holding AB was in existence as the shareholder of Concordia Bus Nordic AB (publ) for all periods presented. All figures are expressed in millions of SEK if not otherwise indicated.

2

CONCORDIA BUS NORDIC HOLDING AB (PUBL)

FIRST QUARTER AND YEAR PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 11. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005). The end of the first financial quarter for Nordic is May 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2005 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “notes to unaudited consolidated interim financial statements”.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

First quarter ended May 31, 2005 compared to the first quarter ended May 31, 2004

	2005		2004
	SEK million	%	SEK million	%

Revenues	1,210	100.0%	1,257	100.0%
Operating profit (loss)	(47)	(3.9)%	(15)	(1.2)%
Net loss	(93)	(7.7)%	(43)	(3.4)%

3

First quarter ended May 31, 2005 compared to the first quarter ended May 31, 2004

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section ”Liquidity and capital resources” which provides analysis between the respective year to date periods.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues decreased by SEK 47 million, or 4%, from SEK 1,257 million for the quarter ended May 31, 2004 to SEK 1,210 million for the quarter ended May 31, 2005.

Revenues from the provision of bus services for local public transportation authorities decreased by SEK 70 million, or 6%, from SEK 1,128 million for the three months ended May 31, 2004 to SEK 1,058 million for the three months ended May 31, 2005. The decrease in revenue is principally due to lost contracts worth SEK 144 million which was offset by won contracts of SEK 40 million. In addition, increased volume and price changes on the existing contracts improved revenues by SEK 34 million.

Revenues from express bus services increased be SEK 4 million, or 5% from SEK 79 million for the three months ended May 31, 2004 to SEK 83 million for the three months ended May 31, 2005. The increase is mainly due to a price increase of 3% and an increased volume of passengers on the Oslo-Stockholm route.

Revenues from coach hire services increased by SEK 6 million or 20% from SEK 30 million for the three months ended May 31, 2004 to SEK 36 million for the three months ended May 31, 2005. The increase is due to the acquisition of FO-resor and Marstrand Hermansby Buss of a total of SEK 7 million.

Other revenues amounted to SEK 33 million for the quarter ended May 31, 2005 and SEK 20 million for the three months ended May 31, 2004. The increase is mainly due to a one-off revenue of SEK 11 million in Norway from selling off buses in a contract that expired in April. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net gain on sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 0.6 million for the three months ended May 31, 2005, a decrease of SEK 7 million from a gain on sale of fixed assets of SEK 7 million for the three months ended May 31, 2004. During the quarter we sold 72 buses on which we realized SEK 8 million in cash.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs decreased by SEK 18 million, or 1%, from SEK 1,204 million for the three months ended May 31, 2004 to SEK 1,186 million for the three months ended May 31, 2005. This decrease is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs increased by SEK 13 million or 5%, to SEK 270 million for the three months ended May 31, 2005 from SEK 257 million for the three months ended May 31, 2004. This increase is primarily due to increased fuel costs of SEK 18 million, offset by maintenance cost which decreased by SEK 5 million. Our average fuel price in Sweden for the three months was SEK 7.01 per liter compared to 5.67 per liter in Sweden for the same period last year.

Personnel costs decreased by SEK 53 million or 8% to SEK 653 million for the three months ended May 31, 2005, from SEK 706 for the three months ended May 31, 2004. This is mainly a result from a reduction in number of drivers due to lost contracts, which resulted in lower wage costs of SEK 74 million. This decrease was partly offset by an increase in wages resulting from an effective increase in salary of 4.7% or SEK 27 million. The remaining decrease is due to decreased pension costs as a result of lower pension premiums.

4

In addition other external costs increased by SEK 13 million, to SEK 151 million for the three months ended May 31, 2005 from SEK 138 million for the three months ended May 31, 2004. This is mainly due to increased professional fees from the proposed restructuring of SEK 7 million, increased damage costs of SEK 3 million. The remaining increase is due to an increase of other operational costs of SEK 3 million.

Operating lease charges increased by SEK 9 million to SEK 112 million for the three months ended May 31, 2005 from SEK 103 million for the three months ended May 31, 2004. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 1,458 as of May 31, 2005, compared to 1,375 as of May 31, 2004.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included. Depreciation and amortization costs decreased by SEK 5 million from SEK 75 million for the three months ended May 31, 2004 to SEK 70 million for three months ended May 31, 2005, principally as a result of a reduction in the number of buses in the fleet that we own. Total goodwill amortization was SEK 3 million for both periods.

Operating profit/loss

Operating loss increased by SEK 32 million from SEK 15 million for the three months ended May 31, 2004 to SEK 47 million for the three months ended May 31, 2005.

Operating loss from bus operations for local public transportation authorities increased by SEK 14 million from SEK 7 million for the three months ended May 31, 2004, to SEK 21 million for the three months ended May 31, 2005, largely as a result of higher fuel costs.

Operating profit from express bus services was SEK 0 million for the three months ended May 31, 2005, compared to an operating profit of SEK 2 million for the three months ended May 31, 2004.

Operating profit from coach hire services was SEK 0 million for the three months ended May 31, 2005, compared to an operating profit of SEK 2 million for the three months ended May 31, 2004.

Head office items and others was SEK 23 million for the three months ended May 31, 2005, compared to SEK 9 million for the three months ended May 31, 2004.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses increased by SEK 18 million to SEK 46 million for the three months ended May 31, 2005 from SEK 28 million for the three months ended May 31, 2004. This result can be primarily attributed to a foreign exchange loss of SEK 10 million compared to a foreign exchange gain of SEK 14 million for the three months ended May 31, 2004, a decreased interest income of SEK 4 million. This was offset by a decreased interest expense of SEK 10 million.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the three months ended May 31, 2005 was 0%. This effective tax rate resulted from amortization of goodwill of 3%, and valuation allowances of net operating losses of 25%.

Trend Information

During the quarter ended May 31, 2005 we submitted tenders for 372 out of the buses that were open for competitive tenders, which included contracts for routes where we operated 94 buses. Results for 258 of those tendered buses have been announced , 48 of which were for buses we operated. Concordia has won 60 buses in total of tenders announced during the quarter consisting of 36 buses that we currently operate and 24 buses that were won from the competition.

5

We await results for 114 buses including 46 buses that we operate.

We envisage bidding for a further 1,661 units this year of which Concordia currently operates 403 units.

Liquidity and Capital Resources

Nordic believes that its cash flows from operations will not be sufficient for its own debt service requirements and those of its indirect parent Concordia Bus AB as they become due over the next several years.  Concordia Bus AB failed to make its most recent interest payment due on its €160,000,000 11% Senior Subordinated Notes due February 15, 2010 (the “Parent Notes”).

On July 22, 2005, Concordia Bus AB and Concordia Bus Nordic AB (publ) announced that they, an ad hoc committee representing at least 75% of the holders of the Parent Notes, an informal group of holders of a majority of Concordia Bus Nordic AB (publ)’s 9.125% Senior Secured Notes and the Company’s principal ultimate shareholders entered into a restructuring agreement (the “Restructuring Agreement”) detailing the restructuring (the “Restructuring”) of Concordia Bus AB.  Under the proposed Restructuring, Concordia Bus AB will make an application for reorganization proceedings in the District Court in Stockholm, Sweden.  Those proceedings are expected to result in the face amount of all the Parent Notes being reduced from 100% to 25% and holders of Parent Notes who consent to the Restructuring will then be required, pursuant to the Restructuring Agreement, to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Concordia Bus AB, which will constitute 97.5% of the issued ordinary share capital of Concordia Bus AB immediately following the consummation of the proposed Restructuring (subject to the terms of a management incentive plan).

In connection with the proposed Restructuring, the Company has borrowed €25,000,000 (the “Bridge Facility”) which will (a) provide liquidity to the Concordia group, (b) cover some of the costs of the proposed Restructuring and (c) repay an outstanding loan to Concordia Bus Nordic AB (publ) of approximately €4,800,000.  In turn, Concordia Bus Nordic AB (publ) will transfer its subordinated shareholder loan from Concordia Bus AB to the Company so that payments made under that loan will now be made to the Company, which the Company may use to service its obligations on the Bridge Facility.

If and when the proposed Restructuring is consummated, and the reduced debt securities of consenting holders of Parent Notes are exchanged for ordinary shares in Concordia Bus AB, Concordia Bus AB will borrow €45,000,000, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Concordia Bus AB’s expenses and the remainder will be indirectly contributed to Concordia Bus Nordic AB (publ) as equity.

Absent a restructuring, Nordic may not be able to continue as a going concern.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations and those of its indirect parent Concordia Bus AB, fund its working capital requirements and expand its business.  In order for Concordia Bus AB to meet its interest payment obligations under the Parent Notes Nordic must distribute €17.6 million per annum to Concordia Bus AB.  As noted above, Concordia Bus AB failed to make its most recent interest payment (due February 15, 2005) on the Parent Notes. As of May 31, 2005 Nordic’s net debt obligations to Concordia Bus AB amounted to SEK 278 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Notes.  As of May 31, 2005 Nordic had total net indebtedness to third parties of SEK 1,046 million after deducting its cash balance of SEK 164 million.  Nordic’s interest expense for the three months ended May 31, 2005 was SEK 33 million.

Absent a restructuring, Nordic does not expect to be able to (i) service its own obligations under the Notes, (ii) distribute sufficient funds to Concordia Bus AB to enable it to service its obligations under the Parent Notes and (iii) meet its working capital needs.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Even if a restructuring is achieved, Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Notes due 2009, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

6

Nordic has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section ”Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 4% of the operating lease exposure is covered by our interest caps and swaps.

Net cash from operating activities was negative by SEK 16 million compared to a negative of SEK 48 million for the three months ended May 31, 2004. The main reason for the negative cash flow is the payments of restructuring fees during the quarter, which amounted to SEK 26 million.

Net capex was positive of SEK 3 million for the three months ended May 31, 2005, compared to negative SEK 42 million for the three months ended May 31, 2004. Investments in vehicles and equipment was SEK 5 million and sales of fixed assets generated SEK 8 million in cash. The main reason for the deviation compared to last year is purchase of buses for a new tender starting in Norway in April 2004.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at May 31, 2005 of SEK 1,836 million, a 1% change in interest rates would increase lease charges by approximately SEK 18.4 million per annum. Senior secured notes outstanding at May 31, 2005 with a carrying value of SEK 1,191 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10,9 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no hedges in place. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 9 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended May 31, 2005 or the three months ended May 31, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

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CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FIRST QUARTER

(in millions of SEK except loss per share)	Note	March 1, 2005 – May 31, 2005	March 1, 2004 – May 31, 2004
		(Unaudited)	(Unaudited)

Net revenue	1	1,210	1,257

Fuel, tires and other consumables		(270)	(257)
Personnel costs		(653)	(706)
Operating lease charges	4	(112)	(103)
Other external costs		(151)	(138)
Gain (Loss) on sale of fixed assets		(1)	7
Depreciation and amortization		(70)	(75)
Operating Profit (Loss)	1	(47)	(15)

Interest income		1	4
Interest expense and similar items	2	(47)	(32)
Financial income and expenses		(46)	(28)
Loss after financial items		(93)	(43)

Taxes		0	0

Net loss for the period		(93)	(43)

Loss per share (in SEK)		(584)	(270)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

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CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	May 31, 2005	Feb 28, 2005
(In millions of SEK)		(Unaudited)	(Unaudited)

Fixed assets
Goodwill		215	209
Total intangible fixed assets		215	209

Buildings and land		2	2
Equipment, tools, fixtures and fittings		25	27
Vehicles		1,163	1,228
Total tangible fixed assets		1,190	1,257

Capitalized borrowing costs		40	42
Other long-term receivables		5	6
Receivable due from group companies		32	—
Total financial fixed assets		77	48

Total fixed assets		1,482	1,514

Current assets

Inventories		33	33

Accounts receivable		412	345
Other current receivables		70	76
Accrued income and prepaid expenses		99	143
Total receivables		581	564

Cash and bank balances	3,8	164	175

Total current assets		778	772

TOTAL ASSETS		2,260	2,286

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

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CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	May 31, 2005	Feb 28, 2005
(in millions of SEK)		(Unaudited)	(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		(264)	120
Net loss		(93)	(396)

Total non-restricted equity		(357)	(276)

Total shareholder’s equity	7	(225)	(144)

Liabilities

Provisions:
Provisions for pensions and similar commitments		51	51
Other provisions		39	60
Total provisions		90	111

Non current liabilities
Financial leasing obligations	3	11	12
Bonds, issued	3	1,191	1,176

Total non current liabilities		1,202	1,188

Current liabilities
Short-term portion of financial leasing obligations	3	8	8
Accounts payable		202	216
Liabilities due to group companies		278	292
Other current liabilities		139	157
Accrued expenses and deferred income		566	458

Total current liabilities		1,193	1,131

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		2,260	2,286

PLEDGED ASSETS AND CONTINGENT LIABILITIES	6	May 31, 2005	Feb 28, 2005
		(Unaudited)	(Unaudited)
Pledged assets		1,527	1,557
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,527	1,557

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

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CONCORDIA BUS NORDIC HOLDING AB

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2005 – May 31, 2005	Group March 1, 2004 – May 31, 2004
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(93)	(43)
- Reversal of depreciation and amortization		70	75
- Reversal of capital (gains) losses		1	(7)
- Reversal of change of provisions		(14)	(14)
- Reversal of capitalized cost write-offs		2	2
Change in interest receivables		0	(5)
Change in interest liabilities		33	41
Paid taxes		(2)	(0)
Unrealised exchange loss/(gain)		12	(10)
		9	39

Change in working capital
Increase (-)/decrease (+) in stock		0	(2)
Increase (-)/decrease (+) in current receivables		4	(46)
Increase (+)/decrease (-) in current liabilities		(29)	(39)

Net cash flow provided by/(used in) operating activities		(16)	(48)

Cash flow from investing activities
Investments in land, buildings, machinery and equipment		(5)	(57)
Sales of land, buildings, machinery and equipment		8	8
Investments in financial fixed assets		—	(1)
Divestments in financial fixed assets		—	8
Net cash flow provided by/(used in) investing activities		3	(42)

Cash flow from financing activities
Payments of long-term borrowings		(1)	(1)
Net cash flow provided by/(used in) financing activities		(1)	(1)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(14)	(91)

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		175	346

Translation difference		3	(0)

CASH AND BANK BALANCES AT END OF PERIOD		164	255

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

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CONCORDIA BUS NORDIC HOLDING AB

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary Concordia Bus Nordic Holding AB (Reg. No. 556028-1122, domiciled in Stockholm), which is a part of the group where Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its indirect subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm. In addition to the contracted services, Nordic also operates extensive Inter city express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in Gothenburg, Malmö and Stockholm region.

Accounting principles

The same accounting policies and methods of computation are followed for the quarter ended May 31, 2005 consolidated financial statements as compared with the most recent annual financial statements.

Going concern

Absent a restructuring, Nordic may not be able to continue as a going concern.  See “Liquidity and Capital Resources” on page 6 for further details on the proposed restructuring.

These financial statements have been prepared under the assumption that the proposed restructuring will be consummated and, consequently, they have been prepared assuming that Nordic will continue as a going concern.

Nordic has approximately SEK 1,202 million of long-term debt due to third parties, including long-term finance lease obligations. Nordic’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore the ability of Concordia Bus AB to service its existing debt, or the debt it may acquire in connection with the proposed restructuring, is dependent on the ability to transfer profit from Nordic through its direct parent Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits Nordic’s possibilities to receive dividends from subsidiaries.

The group profit and loss statement for May 31, 2005 shows that earnings generated by the underlying businesses during the period March 1 – May 31, 2005 have not been sufficient to cover Nordic’s costs.

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CONCORDIA BUS NORDIC HOLDING AB

NOTES TO FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

Revenue	March 1, 2005 – May 31, 2005	March 1, 2004 – May 31, 2004
CPTA – Sweden	861	907
CPTA – Norway	88	119
CPTA – Finland	109	102
Total CPTA	1,058	1,128
Express	83	79
Interbus	36	30
Total bus operations	1,177	1,237
Other revenue and group elimination	33	20
Total revenue	1,210	1,257

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	March 1, 2005 – May 31, 2005	March 1, 2004 – May 31, 2004
CPTA – Sweden	(27)	(10)
CPTA – Norway	9	4
CPTA – Finland	(3)	(1)
Total CPTA	(21)	(7)
Express	0	2
Interbus	0	2
Total Express and Interbus	0	4
Total bus operations	(21)	(3)
Goodwill amortization	(3)	(3)
Head office items and others	(23)	(9)
Total operating profit	(47)	(15)

Note 2. Interest expense and similar items

MSEK	March 1, 2005 – May 31, 2005	March 1, 2004 – May 31, 2004
Interest cost payable	(33)	(43)
Amortization of deferred financing costs	(2)	(2)
Other financial charges	(2)	(1)
Foreign exchange gains/(losses)	(10)	14
Total	(47)	(32)

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Note 3. Liabilities to credit institutions and net indebtedness

MSEK	May 31, 2005	Feb 28, 2005
Euro 130 million - Senior Secured Notes 9,125	1,191	1,176
Liabilities to credit institutions	1,191	1,176
Other long-term liabilities	11	12
Short term portion of finance lease obligations	8	8
Total debt	1,210	1,196

Less Cash and bank balance	(164)	(175)
Net indebtedness	1,046	1,021

Total debt	1,210	1,196
Short term portion of finance lease obligations	(8)	(8)
Total long term debt	1,202	1,188

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

MSEK	May 31, 2005	Feb 28, 2005
Net present value of future lease payments
- Vehicles	779	829
- Real estate and other	44	46
Total	823	875

Note 5. Fair value of financial instruments

Interest/currency hedges

Nordic’s lease debt is on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Nordic a larger portion of fixed interest rate arrangements.

Note 6.  Pledged assets and contingent liabilities

MSEK	May 31, 2005	February 28, 2005
Pledged shares in subsidiaries	360	382
Floating charge certificates	132	132
Pledged assets	1,035	1,099
Total	1,527	1,613

As a result of the refinancing of Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of May 31, 2005:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

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Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingenior M.O. Schoyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 945,670,673;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 89,693,417;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Gävle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 800,000.

Note 7. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2005	132	(276)	(144)
Net loss for the period	—	(93)	(93)
Change in cumulative translation adjustment	—	12	12
Ending balance May 31, 2005	132	(357)	(225)

Note 8. Cash and cash equivalents

MSEK	May 31, 2005	Feb 28, 2005
Cash and bank balances	99	124
Restricted cash*	65	51
Total	164	175

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB, Interbus AB and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

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